ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
1 October to 3 November 2008

Monday 3rd November 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s capital as of 31 October 2008 consisted of 2,581,927,989 ordinary shares, of which 153,722,550 were purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,205,439 shares with voting rights.

In addition National Grid was notified today that 4,411 shares held in Treasury were transferred to share scheme participants, on 3 November 2008. Following this change, National Grid plc’s registered capital at 3 November 2008 consists of 2,581,927,989 ordinary shares, of which 153,718,139 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,209,850 shares with voting rights.

The figure of 2,428,209,850 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

14th October 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 11,952 shares held in Treasury were transferred to share scheme participants, on 13 October 2008. Following this change, National Grid plc’s registered capital at 13 October 2008 consists of 2,581,913,516 ordinary shares, of which 153,733,613 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,179,903 shares with voting rights.

The figure of 2,428,179,903 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

28th October 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 11,063 shares held in Treasury were transferred to share scheme participants, on 27 October 2008. Following this change, National Grid plc’s registered capital at 27 October 2008 consists of 2,581,913,516 ordinary shares, of which 153,722,550 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,190,966 shares with voting rights.

The figure of 2,428,190,966 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

8th October 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 39,374 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Tuesday 7th October, at a price of 704.2949 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	490,149 Ordinary Shares

Steven Holliday	1,037,525 Ordinary Shares

— —

Contact: R Kerner, Assistant Secretary – Share Schemes — (0207 004 3223)

1st October 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 28,236 shares held in Treasury were transferred to share scheme participants, on 30 September 2008. Following this change, and after transfers into treasury registered on the completion of the 2008/09 share repurchase programme, National Grid plc’s registered capital at 30 September 2008 consists of 2,581,913,516 ordinary shares, of which 153,745,565 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,167,951 shares with voting rights.

The figure of 2,428,167,951 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226